SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

SQZ BIOTECHNOLOGIES COMPANY

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78472W104

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,727,646 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,727,646 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,646 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,549,306 shares held of record by PP VII (as defined in Item 2(a) below) and (ii) 178,340 shares held of record by PPE VII (as defined in Item 2(a) below). PMC VII (as defined in Item 2(a) below) is the general partner of each of PP VII and PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members (as defined in Item 2(a) below) are the managing members of PMC VII. Ms. Schulman (as defined in Item 2(a) below), a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 23,972,211 shares of Common Stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its final prospectus dated October 29, 2020 and filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Final Prospectus”).

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,549,306 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,549,306 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,306 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PP VII. PMC VII is the general partner of PP VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 23,972,211 shares of Common Stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in the Final Prospectus.

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,340 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,340 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,340 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PPE VII. PMC VII is the general partner of PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 23,972,211 shares of Common Stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in the Final Prospectus.

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Amy Schulman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 483,217 (1)(2)
	8	SHARED VOTING POWER 2,727,646 (3)
	9	SOLE DISPOSITIVE POWER 483,217 (1)(2)
	10	SHARED DISPOSITIVE POWER 2,727,646 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,210,863 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 16,673 shares of Common Stock subject to stock options granted to Ms. Schulman in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement (as defined in Item 1 below) or within 60 days thereafter.

(2)

275,860 of these shares are held of record by LSPIF (as defined in Item 2(a) below). LSPIF GP (as defined in Item 2(a) below) is the general partner of LSPIF. Ms. Schulman is the sole managing member of LSPIF GP. Each of LSPIF GP and Ms. Schulman may be deemed to have investment, voting and dispositive power over these shares.

(3)

Consists of (i) 2,549,306 shares held of record by PP VII and (ii) 178,340 shares held of record by PPE VII. PMC VII is the general partner of each of PP VII and PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(4)

Based on 23,988,884 shares of Common Stock outstanding, which consists of (i) 23,972,211 assuming no exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in the Final Prospectus and (ii) 16,673 shares of Common Stock subject to stock options granted to Amy Schulman in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement or within 60 days thereafter.

CUSIP No. 78472W104	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of SQZ Biotechnologies Company, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Arsenal Yards Blvd, Suite 210, Watertown, MA 02472.

Item 2. Identity and Background.

(a) This Statement is being filed by Polaris Management Co. VII, L.L.C. (“PMC VII”), Polaris Partners VII, L.P. (“PP VII”), Polaris Entrepreneurs’ Fund VII, L.P. (“PPE VII,” and together with PP VII and PMC VII, the “Reporting Entities”) and Amy Schulman (“Ms. Schulman,” and together with the Reporting Entities, the “Reporting Persons”). PMC VII is the general partner of each of PP VII and PPE VII. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren (the “Managing Members”) are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII. Ms. Schulman, a member of the Issuer’s board of directors is also the sole managing member of LS Polaris Innovation Fund GP, L.L.C. (“LSPIF GP”), which is the sole general partner of LS Polaris Innovation Fund, L.P. (“LSPIF”). The shares held by LSPIF are reported in the cover page for Ms. Schulman. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein and, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of Ms. Schulman is One Marina Park Drive, 10th Floor, Boston, MA 02210.

(c) Each of PP VII and PPE VII are venture capital investment entities and PMC VII is the general partner of such venture capital investment entities. Each of the Managing Members and Ms. Schulman is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are managing members of PMC VII, the general partner of each of PP VII and PPE VII.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PMC VII is a limited liability company organized under the laws of the State of Delaware. Each of PP VII and PPE VII are limited partnerships organized under the laws of the State of Delaware. Ms. Schulman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Following the Conversions and the Purchases (as each is defined below), PP VII directly holds an aggregate of 2,549,306 shares of Common Stock, PPE VII PP directly holds an aggregate of 178,340 shares of Common Stock, LSPIF directly holds an aggregate of 275,860 shares of Common Stock and Ms. Schulman directly holds an aggregate of 190,684 shares of Common Stock. These shares were acquired as follows:

In 2015, PP VII purchased 412, 608 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $3.41 per share and an aggregate purchase price of approximately $1,406,993.28 and PPE VII purchased 28,863 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $3.41 per share and an aggregate purchase price of approximately $98,422.83.

On November 3, 2020, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), the Issuer’s Series A convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a 1.053-for-1 basis for no consideration, which resulted in PP VII holding 434,476 shares of Common Stock and PPE VII holding 30,392 shares of Common Stock (the “Series A Conversion”).

In 2016, PP VII purchased 807,096 shares of the Issuer’s Series B convertible preferred stock for a purchase price of $5.79 per share and an aggregate purchase price of approximately $4,673,085.84 and PPE VII purchased 56,462 shares of the Issuer’s Series B convertible preferred stock for a purchase price of $5.79 per share and an aggregate purchase price of approximately $326,914.98.

Effective upon the closing of the Offering, the Issuer’s Series B convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a 1.053-for-1 basis for no consideration, which resulted in PP VII holding 849,872 shares of Common Stock and PPE VII holding 59,454 shares of Common Stock (the “Series B Conversion”).

In 2018, PP VII purchased 630,672 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $11.8555 per share and an aggregate purchase price of approximately $7,476,931.90, PPE VII purchased 44,120 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $11.8555 per share and an aggregate purchase price of approximately $523,064.66, LSPIF purchased 168,698 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $11.8555 per share and an aggregate purchase price of approximately $1,999,999.14, and Ms. Schulman purchased 21,087 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $11.8555 per share and an aggregate purchase price of approximately $249,996.93.

Effective upon the closing of the Offering, the Issuer’s Series C convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a 1.053-for-1 basis for no consideration, which resulted in PP VII holding 664,097 shares of Common Stock, PPE VII holding 46,458 shares of Common Stock, LSPIF holding 177,638 shares of Common Stock and Ms. Schulman holding 22,204 shares of Common Stock (the “Series C Conversion”).

During 2019 and 2020, PP VII purchased 348,725 shares of the Issuer’s Series D convertible preferred stock for a purchase price of $13.9365 per share and an aggregate purchase price of approximately $4,860,005.96, PPE VII purchased 24,396 shares of the Issuer’s Series D convertible preferred stock for a purchase price of $13.9365 per share and an aggregate purchase price of approximately $339,994.85, and LSPIF purchased 93,279 shares of the Issuer’s Series D convertible preferred stock for a purchase price of $13.9365 per share and an aggregate purchase price of approximately $1,299,982.78.

Effective upon the closing of the Offering, the Issuer’s Series D convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a 1.053-for-1 basis for no consideration, which resulted in PP VII holding 367,207 shares of Common Stock, PPE VII holding 25,690 shares of Common Stock and LSPIF holding 98,222 shares of Common Stock (the “Series D Conversion” and together with the Series A Conversion, Series B Conversion and Series E Conversion, the “Conversions”).

On March 5, 2018, Ms. Schulman, in her capacity as a member of the Issuer’s board of directors, was granted an option to purchase 10,530 shares of the Issuer’s Common Stock, pursuant to the Issuer’s 2014 Stock Incentive Plan (the “2014 Incentive Plan”).

On February 19, 2019, Ms. Schulman, in her capacity as a member of the Issuer’s board of directors, was granted an option to purchase 10,530 shares of the Issuer’s Common Stock, pursuant to the 2014 Incentive Plan.

On June 6, 2019, Ms. Schulman, in her capacity as a member of the Issuer’s board of directors, was granted an option to purchase 10,530 shares of the Issuer’s Common Stock, pursuant to the 2014 Incentive Plan.

On October 29, 2020, Ms. Schulman, in her capacity as a member of the Issuer’s board of directors, was granted an option to purchase 7,055 shares of the Issuer’s Common Stock, pursuant to the Issuer’s 2020 Incentive Award Plan (the “2020 Incentive Plan”).

In addition, on November 3, in connection with the Offering, PP VII purchased an additional 233,654 shares of the Issuer’s Common Stock for a purchase price of $16.00 per share and an aggregate purchase price of $3,738,464 and PPE VII purchased an additional 16,346 shares of the Issuer’s Common Stock for a purchase price of $16.00 per share and an aggregate purchase price of $261,536 (the “Purchases”). Following the Conversions and the Purchases, PP VII directly held an aggregate of 2,549,306 shares of Common Stock, PPE VII PP directly held an aggregate of 178,340 shares of Common Stock, LSPIF directly held an aggregate of 275,860 shares of Common Stock and Ms. Schulman directly held an aggregate of 190,684 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by the PP VII, PPE VII and LSPIF (the “Funds”) have been purchased using investment funds provided to the Funds by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of PP VII, PPE VII and LSPIF, the respective general partner and limited partners of each of PP VII, PPE VII and LSPIF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series D convertible preferred stock, PP VII, PPE VII, Ms. Schulman and certain of the Issuer’s other investors entered into an Amended and Restated Investors’ Rights Agreement, dated December 19, 2019, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-249422) declared effective by the Commission on October 29, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and incorporated herein by reference.

In connection with the Offering, PP VII, PPE VII, Ms. Schulman and certain of the Issuer’s other investors, officers and directors each entered into a lock-up agreement, pursuant to which each has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and incorporated herein by reference.

As disclosed in the Registration Statement, in connection with the Offering, the Issuer’s board of directors has approved a compensation policy for its non-employee directors, including Ms. Schulman, that became effective upon the effectiveness of the Registration Statement. Such compensation policy generally provides for (i) cash compensation, including an annual retainer for service as a member of the Issuer’s board of directors and supplemental annual retainers for membership and chair positions on certain committees of the Issuer’s board of directors, all of which may, at each director’s election, be provided in cash or in the form of one or more equity awards, and (ii) equity compensation, including stock options and/or restricted stock units, as determined by the Issuer’s board of directors or a committee thereof, with a specified grant date fair value to be granted upon initial appointment as a director and on an annual basis on each date of the Issuer’s annual meeting of stockholders. In addition, in connection with her service as a member of the Issuer’s board of directors, Ms. Schulman has entered into an indemnification agreement with the Issuer, pursuant to which, among other things, the Issuer is required to indemnify Ms. Schulman for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by her in any action or proceeding, including any action by or in our right, on account of any services undertaken by her on behalf of the Issuer or her status as a member of the Issuer’s board of directors to the maximum extent allowed under Delaware law. The terms and provisions of such director compensation policy and indemnification agreement are described more fully in the Registration Statement, and the above summaries are qualified by reference to such descriptions and the full text of such document or agreement, as applicable, which are filed as Exhibit 4 and Exhibit 5, respectively to this Statement and incorporated herein by reference.

Ms. Schulman in her capacity as a director previously received equity compensation, including stock option or other equity awards, pursuant to the 2014 Incentive Plan. The terms and provisions of the 2014 Incentive Plan are described in the Registration Statement and the full text of the 2014 Incentive Plan, which is filed as Exhibit 6 to this Statement, and incorporated herein by reference.

Ms. Schulman in her capacity as a director may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the 2020 Incentive Plan. The terms and provisions of the 2020 Incentive Plan are described in the Registration Statement and the full text of the 2020 Incentive Plan, which is filed as Exhibit 7 to this Statement, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated November 13, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Amended and Restated Investors’ Rights Agreement, dated December 19, 2019, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 4:	Non-Employee Director Compensation Program of the Issuer (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 5:	Form of Indemnification and Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 6:	2014 Stock Incentive Plan and associated forms (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 7:	2020 Incentive Award Plan and associated forms (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 26, 2020 (SEC File No. 333-249422) and incorporated herein by reference).

Exhibit 8:	Power of Attorney (Amy Schulman)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020

POLARIS PARTNERS VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	*
Authorized Signatory

AMY SCHULMAN

**
Amy Schulman

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

[**This Schedule 13D was executed pursuant to a Power of Attorney. Note that a copy of this Powers of Attorney is included as an exhibit to this Schedule 13D.]